SCHEDULE 10

          NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

P&O Princess Cruises plc

2)   Name of shareholder having a major interest

Legal & General Investment Management

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that persons spouse or children under the age of 18

Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 886609   1,607,700

HSBC Global Custody Nominee (UK) Ltd A/c 775245   3,181,890

HSBC Global Custody Nominee (UK) Ltd A/c 754612     100,020

HSBC Global Custody Nominee (UK) Ltd A/c 252605     405,230

HSBC Global Custody Nominee (UK) Ltd A/c 360509     536,832

HSBC Global Custody Nominee (UK) Ltd A/c 357206  15,770,892

HSBC Global Custody Nominee (UK) Ltd A/c 866197      65,691

HSBC Global Custody Nominee (UK) Ltd A/c 904332      60,600

5)   Number of shares/amount of stock acquired

1,443,711

6)   Percentage of issued class

0.21%

7)   Number of shares/amount of stock disposed

N/a

8)   Percentage of issued class

N/a

9)   Class of security

Ordinary shares of 50c each 10)

Date of transaction

10 June 2002

11)  Date company informed

14 June 2002



12)  Total holding following this
notification

21,728,855 ordinary shares


13) Total percentage holding of issued class following this notification

3.14%

14)  Any additional information


15)  Name of contact and telephone number for queries

Simon Pearce 020 7805 1208

16) Name and signature of authorised company official responsible for making this notification

Simon Pearce, Company Secretary

     Date of notification ...14 June 2002.....